UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29753 / August 15, 2011

	)
In the Matter of	)
	)
BAC HOME LOANS SERVICING, LP	)
6400 Legacy Drive	)
Plano, TX 75024	)
	)
BOFA ADVISORS, LLC	)
BOFA DISTRIBUTORS, INC.	)
BANK OF AMERICA CAPITAL ADVISORS LLC	)
100 Federal Street	)
Boston, MA 02110	)
	)
KECALP INC.	)
MERRILL LYNCH VENTURES, LLC	)
MERRILL LYNCH GLOBAL PRIVATE EQUITY INC.	)
767 Fifth Avenue, 7th Floor	)
New York, NY 10153	)
	)
(812-13910)	)
	)

ORDER PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING A PERMANENT EXEMPTION FROM SECTION 9(a) OF THE ACT

BAC Home Loans Servicing, LP ("HLS"), BofA Advisors, LLC, BofA Distributors, Inc., Bank of America Capital Advisors LLC, KECALP Inc., Merrill Lynch Ventures, LLC and Merrill Lynch Global Private Equity Inc. (collectively, "Applicants") filed an application on May 27, 2011 and amended it on June 1, 2011, requesting temporary and permanent orders under section 9(c) of the Investment Company Act of 1940 ("Act") exempting Applicants and any other company of which HLS is or hereafter becomes an affiliated person (together with Applicants, "Covered Persons") from section 9(a) of the Act with respect to an injunction entered by the United States District Court for the Central District of California on May 31, 2011.

On June 1, 2011, the Commission issued a temporary conditional order exempting Applicants from section 9(a) of the Act with respect to the above-referenced injunction until the

Commission took final action on an application for a permanent order or, if earlier, July 29, 2011 (Investment Company Act Release No. 29688). On July 18, 2011, the Commission simultaneously issued a notice of the filing of the application and a temporary conditional order exempting the Covered Persons from section 9(a) of the Act (Investment Company Act Release No. 29726) until the Commission takes final action on the application for a permanent order. The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found that the conduct of Applicants has been such as not to make it against the public interest or protection of investors to grant the permanent exemption from the provisions of section 9(a) of the Act.

Accordingly,

IT IS ORDERED, pursuant to section 9(c) of the Act, on the basis of the representations contained in the application filed by HLS et al. (File No. 812-13910), as amended, that Covered Persons be and hereby are permanently exempted from the provisions of section 9(a) of the Act, operative solely as a result of an injunction, described in the application, entered by the United States District Court for the Central District of California on May 31, 2011.

By the Commission.

                                        Elizabeth M. Murphy
                                        Secretary